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                             February 6, 2024

       Brian Thomas, Ph.D.
       Chief Executive Officer
       Metagenomi, Inc.
       5959 Horton Street, 7th Floor
       Emeryville, CA 94608

                                                        Re: Metagenomi, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 5,
2024
                                                            File No. 333-276413

       Dear Brian Thomas:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Use of Proceeds, page 94

   1. We note that you intend to fund continued research and development of your therapeutic portfolio including
preclincial studies and advancement through preclinical proof-of-
                                                        concept, and at least
two IND filings for "certain" of your preclinical programs with the proceeds from this
offering. Please clarify if the continued research and development will be allocated evenly
across all of your programs and if you have determined which of your preclinical programs
you will fund with the proceeds from this offering. To the extent these programs are
known, please also revise to disclose them in your Use of Proceeds section. If you have
not determined which preclincial programs you will fund with proceeds from the
offering, please explain how you will determine which programs to fund.

              Please contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact
 Brian Thomas, Ph.D.
Metagenomi, Inc.
February 6, 2024
Page 2

Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,
FirstName LastNameBrian Thomas, Ph.D.
                                                        Division of Corporation
Finance
Comapany NameMetagenomi, Inc.
                                                        Office of Life Sciences
February 6, 2024 Page 2
cc:       Edwin M. O'Connor, Esq.
FirstName LastName